May 12, 2009

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549
Mail Stop 7010

Attn.:      Rufus Decker, Accounting Branch Chief

Re:	Solar Thin Films, Inc.
Form 10-K/A for the fiscal year ended December 31, 2008
Form 10-KSB for the fiscal year ended December 31, 2007
File No. 001-13549

Ladies and Gentlemen:

We are in receipt of the comments of the staff of the Securities and Exchange Commission (the "Commission") to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 2008 and Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007 of Solar Thin Films, Inc. (the "Company") by letter dated April 27, 2009 to Mr. Robert Rubin, the Company's Chief Financial Officer, and have set forth below the Company's responses.  The responses correspond to the numbered items in the Commission's letter.  For your convenience, we have also inserted each of your comments above the corresponding response.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

General

1.	Comment:

Where a comment below requests additional disclosures or other revisions to be made,please show us in your supplemental response what the revisions will look like. With theexception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response:

In the Company’s responses to the comments of the Commission which requests additional disclosures or other revisions to be made, the Company has showed the Commission what the revisions will look like in the form of a supplemental response included herein.  In addition, other than the comments below that specifically request an amendment, the Company confirms that all other revisions will be included in its future filings with the Commission.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income, page F-3

2.	Comment:

Please revise your future filings to delete your “Net” caption as that caption excludes depreciation.  As we have indicated in prior comment letters, SAB Topic 11:B states, in part, that depreciation, depletion and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation.

Response:

The Company will revise its future filings to include the applicable depreciation and amortization relating to production as part of the cost of goods sold.

Note 13 - Minority Interest and Put Liability, page F-24

3.           Comment:

We note your response to comment 7 from our letter dated February 27, 2009.  It remains unclear to us how you determined that the put obligation was not probable as of December 31, 2008 or the date your response was filed on April 21, 2009.  Please tell us and revise your future filings to describe the circumstances under which you would consider that your obligations under the put option are probable.

Response:

The Company will revise its future filings as follows:

The Company believes that its obligations under the put option are not probable due to the fact that it is anticipated that Solar Thin Power will enter into an agreement with the Company to merge with and into the Company.  Following the consummation of the merger, Solar Thin Power will be operated as a division of the Company and will seek to facilitate power projects and joint ventures designed to provide solar electricity using thin film a-Si solar modules.  Under the proposed terms of the merger:

•
the stockholders of Solar Thin Power, other than the Company, will receive an aggregate of 32,085,000 shares of Company common stock, or one share of Company common stock for each share of Solar Thin Power common stock owned by them; and

•	all of the 36,315,000 shares of Solar Thin Power common stock owned by the Company will be cancelled as part of the merger.

It is anticipated that the merger of Solar Thin Power into the Company will occur on or before the second quarter ending June 30, 2009.

If the merger does not occur, the Company believes the put liability will be probable and therefore, the Company will need to record as such.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

4.	Comment:

We note that you amended your Form 10-K on April 23, 2009 to indicate that management determined your internal controls over financial reporting were ineffective as of December 31, 2008.  It appears that you intended to also disclose that management determined your disclosure controls and procedures were ineffective as of December 31, 2008, however, your current disclosures included in the Form 10-K/A do not provide any assessment as to the effectiveness of the disclosure controls and procedures as of December 31, 2008.  Please amend your filing to include management’s assessment of the effectiveness of disclosure controls and procedures as of December 31, 2008.

Response:

The Company has amended and re-filed its annual report on Form 10-K for the fiscal year ended December 31, 2008 to disclose that management determined that its disclosure controls and procedures were ineffective as of December 31, 2008.

*   *   *   *   *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Robert M. Rubin

Robert M. Rubin
Chief Financial Officer

cc:	Jeanne Baker, Assistant Chief Accountant
Lisa Haynes, Staff Accountant